February 17, 2006

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, NW Washington, DC 20549 Attn: Kevin Kuhar

Re:          Mentor Corporation (File No. 001-31744)

Dear Mr. Kuhar:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Commission's letter dated January 12, 2006 (the "SEC Comment Letter") regarding Mentor Corporation's Annual Report on Form 10-K/A for the fiscal year ended March 31, 2005 ("Form 10-K").  The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.

Form 10-K/A for the Fiscal Year Ended March 31, 2005

Management's Discussion and Analysis, page 31

Liquidity and Capital Resources, page 39

1.            We noted from a review of your consolidated balance sheets and income statements that your days sales outstanding in accounts receivable is approximately 80 days.  Please tell us and revise future filings to disclose the specific factors, including third party reimbursement, which drive this figure.  Additionally, please disclose how this collection cycle impacts your usage and availability of cash and any consequences the cycle has on the recognition of revenue or sales returns and allowances.

Our sales, accounts receivable, and resultant days sales outstanding ("DSO") are the composite of a nearly 50-50 mix of domestic and international sales derived from different distribution channels, payable in different currencies, and with significantly different payment terms.  Consequently, changes in sales mix, channels of sales and currency variations, along with changes in collectability, will impact our DSO.  Because of this wide variety of factors, no one single factor alone has had a significant impact on our DSO.  The recent fluctuation in our DSO has been minimal, generally ranging between 75-80 days.  Our DSO is not materially impacted by third party reimbursement as we do not directly receive a significant amount of our payments directly from third party payors.  We primarily sell products to hospitals, surgery centers, surgeons, and patients directly, and through dealers and distributors.  We invoice our customers and they remit payment directly to us.  In some cases, the patient and/or the procedure may be eligible for reimbursement by Medicare or similar programs, but this coverage is invisible to us on a case-by-case basis.  However, we are aware that some of our customers are being reimbursed, in full or in part, for our products or for procedures utilizing our products.  However, it is not possible to quantify the indirect impact, if any, of third party reimbursement on our DSO.  We disclosed our DSO in our Form 10-K, but have not disclosed this metric in our subsequent Form 10-Qs because we have concluded that fluctuations in our DSO are not necessarily a good indicator of the quality or collectibility of our receivables, but rather a function of the mix, channel and currency variations noted above.  We note the Staff's comment regarding disclosure of specific factors affecting DSO and if we conclude that disclosure of our DSO is appropriate in future filings, we will also disclose the factors that drive this figure.

Securities and Exchange Commission
February 17, 2006

Our availability and usage of cash has historically not been materially impacted by our collection cycles.  We have some slight seasonality in the breast aesthetics business and our second quarter, which includes August, tends to be our slowest quarter and hence this quarter tends to provide the least cash flow from operations.  However, our businesses tend to be profitable in all quarters and provide additional cash to our existing cash reserves.  In the event that future collection cycles materially affect our availability and usage of cash, we will make appropriate disclosures as requested by the Staff.

Our revenue recognition is not materially impacted or dependent upon collections or collection cycles.  We offer limited payment discounts (such as 2/10 net 30) to certain channel distributors as is customary in those channels, but the actual amount of discounts is minimal and considered immaterial.

Consolidated Financial Statements, page 63

Note A - Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 72

2.           We see on page 76 that you have deferred revenue of $11.8 million.  Please tell us and disclose in future filings what types of transactions and arrangements require you to defer recognizing revenue and at what point all of the requirements for revenue recognition are satisfied.  Please also tell us how you measure the amount of deferred revenue and how you account for the associated costs.

Pursuant to the Staff's request, we expanded the discussion in our recently filed Form 10-Q for the quarterly period ended December 31, 2005 ("Form 10-Q") of our transactions and arrangements that are accounted for as deferred revenue.  Note B - Summary of Significant Accounting Policies - Revenue Recognition of the Notes to the Consolidated Financial Statements included in our Form 10-Q reads as follows:

"Our deferred revenue consists of both current and long term and includes funds received in connection with patent license agreements and sales of our enhanced advantage breast implant warranty program.  The deferred revenue relating to the licensing fees received under the patent license agreements will be recognized as revenue evenly over the product's life expectancy based upon historic product life cycles for products similar to the licensed product.  The fees received in connection with a sale of an enhanced advantage breast implant warranty are deferred and recognized as revenue evenly over the life of the warranty term."

The deferred revenue associated with patent license agreements relates to three patent licenses entered into with respect to a single patent.  The amount of deferred revenue was established at the time the agreements were entered into and was a fixed amount, which was received shortly after the execution of the licensing agreements, and was recorded as deferred revenue.  The amount of deferred revenue associated with sales of our enhanced advantage breast implant warranty program is determined based on the sales price of the enhanced limited warranty ($100 USD or $100 CAD) and the number of enhanced limited warranties purchased and is recorded as deferred revenue.

Other than the original cost of acquiring the patent, which is amortized over the life of the patent, and minor maintenance costs, there are no material costs associated with the deferred revenue related to the patent licensing fees.  The costs associated with the enhanced limited warranty program are provided for by an accrual for the estimated cost of the breast implant warranty at the same time the deferred revenue is recorded.  The estimated cost of the enhanced limited warranty is deferred and recognized over the term of the enhanced limited warranty.  These accruals are based on estimates taking into account relevant factors such as unit sales, historical experience, the warranty period, estimated costs, and, to a limited extent,

Securities and Exchange Commission
February 17, 2006

information developed by our insurance company using actuarial techniques.  The warranty accruals are analyzed periodically for adequacy.  Should actual patient claim rates reported differ from our estimates, adjustments to the estimated warranty liability may be required.  These adjustments would be included in cost of sales.  For additional discussion of our accounting for deferred revenue related to our enhanced limited warranty, see our response to the Staff's comment 6 below.

3.           We note in your schedule of qualifying accounts on page 91 that your annual accrual for sales returns and allowances has increased from $7.8 million at March 31, 2002 to $13.6 million at March 31, 2005, with no apparent charge-offs or other deductions.  Please tell us how you account for sales returns and allowances and why.  Cite the accounting literature upon which you relied.  Address why you do not reduce the accrual and tell us the amount of returns for each period presented.

Our terms of sale include the right to return products, which vary based on the product and the market.  There is a limited time to return the product for full or partial credit, and thereafter no credit is given.  Again, depending on the products and markets being discussed, these product returns may require prior authorization.  We follow the provisions of SFAS 48 in estimating future product returns and recording reductions to revenue.  Our products generally do not have any particular customer acceptance, installation or inspection criteria.  Our product return policy provides that products must be returned in re-saleable condition to qualify for credit.  As a practical matter, our product returns and our sales returns and allowance reserve primarily relate to product returns of re-saleable product that has been ordered to facilitate sizing options at the time of surgery.  As noted in our critical accounting policies and our financial statement footnotes, we record the allowance for estimated returns at the time of sale based on historical experience, recent gross sales, and any notification of pending returns.  The estimate is calculated at each period end and the balance of the sales return and allowances reserve is appropriately adjusted.  Through-out the period, actual returns and credit memos issued are charged directly against revenue.  As a consequence of this accounting process, our schedule of qualifying accounts only reflects the net change in the allowance over the period rather than the aggregate increases and decreases.  If we had shown the gross increases and decreases in the sales returns and allowances reserve, Schedule II for Fiscal Year Ended March 31, 2005 would read as follows:

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in thousands)

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended March 31, 2005
Liability reserves:
Accrued sales returns and allowances	$11,797	$10,934	-	$9,119	$13,612

Pursuant to the Staff's comment, we will prepare our Schedule of Qualifying Accounts, for March 31, 2003 through March 31, 2006, to be included in our upcoming Annual Report on Form 10-K in the manner as set forth above for the year ended March 31, 2005.

Securities and Exchange Commission
February 17, 2006

Note B - Inventories, page 59

4.           As part of your revenue recognition policy on page 72, you identified that you have sales transactions that utilize inventory held on consignment.  Please tell us and disclose in future filings the amount of finished goods inventory which is considered on consignment.

Pursuant to the Staff's request, we expanded the disclosure in our Form 10-Q to include the amount of finished goods inventory held on consignment.  Note E - Inventories of the Notes to the Consolidated Financial Statements in our Form 10-Q includes the following disclosure:

"Inventories at December 31, 2005 and March 31, 2005 consisted of:

(in thousands)	December 31,	March 31,
Raw materials	$15,976	$14,155
Work in process	10,252	12,055
Finished goods on consignment	14,285	15,736
Finished goods	35,574	32,733
	$76,087	$74,679

Note L - Long-Term Debt, page 84

5.           We note on December 22, 2003, you issued $150 million of convertible subordinated notes due January 1, 2024 along with a European call warrant and a convertible note hedge.  Please tell us and disclose in future filings the significant terms of the notes, warrant and the convertible note hedge.  Please also tell us how you accounted for and valued the notes and issuance of the warrant and the hedge.  Discuss why the debt was recorded at its face value of $150 million and the warrant and hedge were both recorded in permanent equity with a fair value of $7.7 million.  Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements.  Additionally, the methodology and significant assumptions of the valuation model should be disclosed in future filings.

Pursuant to the Staff's request, we expanded our disclosure in our Form 10-Q regarding the significant terms of the notes, warrants and convertible note hedge.  Subsequent to the filing of our Form 10-Q, we have continued to review and evaluate this disclosure and propose to further expand it in our Annual Report on Form 10-K for the period ending March 31, 2006 to read substantially as follows (numerical information presented is as of December 31, 2005):

"On December 22, 2003, the Company completed an offering of $150 million of convertible subordinated notes due January 1, 2024 pursuant to Rule 144A under the Securities Act of 1933.  The notes bear interest at 2¾% per annum and are convertible into shares of the Company's common stock at an adjusted conversion price of $29.1859 per share and are subordinated to all existing and future senior debt.

Securities and Exchange Commission
February 17, 2006

Holders of the notes may convert their notes only if any one of the following conditions is satisfied:

•      during any fiscal quarter prior to January 1, 2019, if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading day period ending on the first trading day of such fiscal quarter is more than 120% of the conversion price per share of the
        Company's common stock on such trading day;

•      any business day on or after January 1, 2019, if the closing price of the Company's common stock on the immediately preceding trading day is more than 120% of the conversion price per share of the Company's common stock on such trading day;

•      during the five business day period after any five consecutive trading day period if the average of the trading prices of the notes for such five consecutive trading day period is less than 98%
        of the average of the conversion values of the notes during such period, subject to certain limitations;

•       if the Company calls the notes for redemption; or

•       if the Company makes certain significant distributions to holders of its common stock or it enters into specified corporate transactions.

At an initial conversion price of $29.289, each $1,000 principle amount of notes will be convertible into 34.1425 shares of common stock.  As a result of the Company's dividend payments, the conversion price has been adjusted to $29.1859, and each $1,000 principle amount will be convertible into 34.2631 shares of common stock.

During the quarter ending December 31, 2005, one of the conditions required for conversion of the notes was satisfied and, accordingly, the holders of notes have the option to convert the notes into common shares at the aforementioned adjusted conversion price per share.

Concurrent with the issuance of the convertible subordinated notes, the Company purchased a convertible note hedge from Credit Suisse First Boston LLC.  The note hedge expires on January 1, 2009 and gives the Company the ability to purchase shares of our common stock equal to the number of shares we are obligated to issue under any convertible notes converted by the holder prior to the hedge expiration date at a purchase price equal to the conversion price of the convertible notes.

Concurrent with the issuance of the notes, the Company issued warrants to Credit Suisse First Boston LLC.  The warrants are European-style call warrants, which also expire on January 1, 2009.  The holder of the warrants is entitled to purchase 5.14 million shares of the Company's common stock at $39.29.  The number of shares and exercise price of the warrants are subject to adjustment from time to time in a similar manner to the convertible notes.  Both the note hedge and the warrants may be settled either in cash or shares at the Company's option.  The Company is not obligated under either the warrants or the note hedge, to settle its obligations in cash.  Under no circumstance is the Company obligated to issue shares under the note hedge.  The warrants do require the Company to settle its obligations thereunder in cash or shares, do permit the Company to settle its obligation in unregistered shares and contain no provision obligating the Company to settle its obligations in freely-tradable shares, and the Company is not required to make any cash payments under the warrants for failure to have a registration statement declared effective.  There are no required cash payments to the holder of the warrants if the shares initially delivered upon settlement are subsequently sold by the holder and the sales proceeds are insufficient to provide the holder with an

Securities and Exchange Commission
February 17, 2006

expected return.  The Company has sufficient authorized shares to settle the warrants and the convertible notes in shares, considering all of its obligations under the instruments for their full terms.  The warrants, note hedge, and convertible notes each contain an express limit on the number of shares issuable thereunder.  The warrants and note hedge expressly indicate that the holder of the warrants has no rank higher than those of a shareholder of the stock underlying the warrants.  The Company has no obligation to post collateral under the warrants, convertible notes or note hedge.

The cost of the note hedge and the proceeds from the sale of warrants have been included in shareholders' equity in accordance with the guidance in EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's own Stock."  Any proceeds received or payments made upon termination of these instruments will be recorded in shareholders' equity."

Accounting Analysis:

Convertible Notes

In determining the accounting for the convertible debt, we considered the provisions of APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", paragraphs 3 and 12 which indicate that "no portion of the proceeds from the issuance of the types of convertible debt securities described in paragraph 3 should be accounted for as attributable to the conversion feature (that is, bifurcated and accounted for separately).  Paragraph 3 describes convertible debt as ".those debt securities which are convertible into common stock of the issuer.at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount."  Furthermore, paragraph 3 states that the terms of such securities generally include:

(1) an interest rate which is lower than the issuer could establish for nonconvertible debt, (2) an initial conversion price which is greater than the market value of the common stock at time of issuance, and (3) a conversion price which does not decrease except pursuant to antidilution provisions.

The convertible subordinated notes (the "Notes") have an initial interest rate of 2¾% which is a lower rate than we could have obtained for nonconvertible debt.  Our borrowing rate on our line of credit is 1.75% over LIBOR, currently 6.50%.  The initial conversion premium of the Notes was 120% and the conversion rate will only be adjusted for antidilution purposes if we make certain distributions to holders of our common stock or we enter into specified corporate transactions.

We also considered the provisions of SFAS 133 in determining whether or not the conversion feature would need to be bifurcated from the debt instrument and accounted for separately.  Specifically, as the criteria in paragraph 12 (c) of SFAS 133 is not met, the conversion feature does not have to be accounted for separately.  The criteria in paragraph 12 (c) of SFAS 133 is not met as the conversion feature when analyzed on a standalone basis would qualify for equity accounting as it is indexed to our stock, can only be net share settled and would meet the requirements to be classified in stockholders' equity under the criteria established in EITF 00-19 paragraphs 12 through 32 as follows:

-      The Notes do not include any provisions that would require net cash settlement, except in those limited circumstances in which other common shareholders would also receive cash such as in a merger event.

-      The Notes permit the Company to settle in unregistered shares and we have not had a failed registration statement.

-      The Company has sufficient authorized and unissued shares available to settle the Notes after considering all other commitments that may require the issuance of stock during the maximum period the Notes could remain outstanding.

Securities and Exchange Commission
February 17, 2006

-      The indenture contains an explicit limit on the number of shares to be delivered in a share settlement.

-      There are no required cash payments to the note holder-counterparty in the event we fail to make timely filings with the SEC.

-      There are no required cash payments to the note holder-counterparty if the shares initially delivered upon settlement are subsequently sold by the note holder-counterparty and the sales proceeds are insufficient to provide the note holder-counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

-      There are no provisions in the indenture that indicate that the note holder-counterparty has rights that rank higher than those of a shareholder of the stock underlying the indenture.

-      There is no requirement in the indenture to post collateral at any point or for any reason, before or after the conversion of shares.

Additionally, while the convertible notes have put and call features, the put and call features are clearly and closely related to the host instrument and in accordance with paragraph 12 and 61.d of FAS 133 are also not required to be bifurcated from the debt.

Accordingly, as the stock conversion feature and put and call features are not within the scope of SFAS 133 and are not required to be separately accounted for as derivative instruments, the Notes were recorded at face value.

Convertible Note Hedge and Warrants:

Both the convertible note hedge and the warrants meet the requirement of being indexed to our stock as the respective settlement values are directly linked to our stock price.

A further analysis of the note hedge and warrant under the provisions of EITF 00-19 is as follows:

Criteria: The contracts permit the company to settle in unregistered shares.

Note hedge - We would not have to issue shares in connection with the settlement of the note hedge. The note hedge requires net share settlement under which we would receive shares, if any.

Warrants - We are permitted to settle the warrants in unregistered shares, however in the case of a settlement with unregistered shares, the calculation agent determines an appropriate discount to the settlement price in a "commercially reasonable manner" and appropriately adjusts the amount of unregistered shares to be delivered.  Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF 00-19 because it is done in a commercially reasonable manner.

Criteria:  The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Note hedge - Not applicable (see above).

Warrants - We have sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of shares during the maximum period the warrants could remain outstanding.

Securities and Exchange Commission
February 17, 2006

Criteria:  The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Note hedge - Not applicable.  We will not be required to deliver shares.

Warrants - The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Criteria:  There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Note hedge - Not applicable.  We are the counterparty with respect to the note hedge.

Warrants - There are no required cash payments in the event we do not make timely filings with the SEC.

Criteria:  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

Note hedge - Not applicable.  We are the counterparty with respect to the note hedge.

Warrants - There are no cash settled "top-off" or "make-whole" provisions.  There is a make-whole amount in the form of shares but not in cash.

Criteria:  The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Note hedge - Not applicable.  We are the counterparty with respect to the note hedge.

Warrants - The warrants do not include any provisions that would require net cash settlement, except in those limited circumstances in which other common shareholders would also receive cash such as in a merger event.

Criteria:  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions in the contracts for either the note hedge or warrants.

Criteria:  There is no requirement in the contract to post collateral at any point or for any reason.

There are no such provisions in the contracts for either the note hedge or warrants.

Based on the above analysis, the cost of the note hedge and the proceeds from the sale of warrants have been included in shareholders' equity.  Any proceeds received or payments made upon termination of these instruments will be recorded in shareholders' equity.

The $7.7 million debit to additional paid in capital is comprised of the proceeds of the warrants ($11.9 million), the cost of the hedge ($30.4 million) and the related deferred taxes provided on the note hedge ($10.8 million.).

As the note hedge and warrants are properly accounted for as part of equity, we are not required to account for subsequent changes in fair value and hence there is no current valuation accounting required.

Securities and Exchange Commission
February 17, 2006

Note P - Contingencies, page 86

6.            We note that you combine the accruals for your product warranties and product liability claims in your roll forward schedule.  You also combine these two amounts in your discussion of the accounting policy for how you determine them.  Please respond to the following comments:

•             Please tell us and disclose in future filings separate accounting policies for how you account for and measure product warranties and product liability claims.

Pursuant to the Staff's request, we have included in our recently filed Form 10-Q our product warranty and product liability accounting policies.  Note B - Summary of Significant Accounting Policies - Warranty Reserves and Product Liability Reserves of the Notes to the Consolidated Financial Statements included in our Form 10-Q reads as follows:

"Warranty Reserves

We offer two types of warranties relating to our breast implants in the United States, Canada, and Puerto Rico: a standard limited warranty which is offered at no additional charge and an enhanced limited warranty at an additional charge of $100 in the U.S. and ($100 CAD in Canada), and which provide limited financial assistance in the event of a deflation or rupture.  Our standard limited warranty is also offered in certain European and other international countries for silicone gel-filled breast implants.  We provide an accrual for the estimated cost of breast implant warranties at the time revenue is recognized.  The estimated cost of the standard limited warranty is recorded as an expense at the time of sale, whereas the estimated cost of the enhanced limited warranty is deferred and recognized over the term of the enhanced limited warranty.  Such accruals are based on estimates, which are based on relevant factors such as unit sales, historical experience, the warranty period, estimated costs, and, to a limited extent, information developed by our insurance company using actuarial techniques.  These accruals are analyzed periodically for adequacy.  While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, the warranty obligation is affected by reported rates of warranty claims and levels of financial assistance specified in the warranties.  Should actual patient claim rates reported differ from our estimates, adjustments to the estimated warranty liability may be required.  These adjustments would be included in selling, general and administrative expenses.

Product Liability Reserves

We have product liability reserves for product-related claims to the extent those claims may result in litigation expenses, settlements or judgments within our self-insured retention limits.  We have also established additional reserves, through our wholly-owned captive insurance company, for estimated liabilities for product-related claims based on actuarially determined estimated liabilities, taking also into account our excess insurance coverages.  The actuarial valuations are based on historical information and certain assumptions about future events.  Should actual product liability experience differ from the estimates and assumptions used to develop these reserves, subsequent changes in reserves will be recorded in selling, general and administrative expenses, and may affect our operating results in future periods."

•             Please tell us and disclose in future filings a separate tabular reconciliation of the changes in your aggregate product warranty liability for each reporting period and include all of the items required by paragraph 14(b) of FIN 45 in that reconciliation.

Securities and Exchange Commission
February 17, 2006

Pursuant to the Staff's request, we have included in Note G - Product Warranties of the Notes to the Consolidated Financial Statements in our Form 10-Q a separate tabular reconciliation of the change in the warranty reserve.  We have disclosed that we assess the adequacy of the reserves and adjust the amounts as necessary based on actual experience and changes in future expectations.  We have not made any adjustments to the reserves related to prior years.  We do not have any years for which the warranty obligations are complete and could therefore be resolved with certainty.  As data regarding claim rates and lag factors has become more robust, we have made adjustments to the unit accrual rates for future periods.  The disclosure in our Form 10-Q reads as follows:

"The Company provides an accrual for the estimated cost of product warranties at the time revenue is recognized.  The Company offers product replacement and certain financial assistance for surgical procedures that fall within the limited warranties and coverage period of implantation on its breast implant products.  Such accruals are based on estimates, taking into consideration relevant factors such as unit sales, historical experience, warranty period, estimated costs, and, to a limited extent, information developed by our insurance company using actuarial techniques.  The Company assesses the adequacy of these accruals periodically and adjusts the amounts as necessary based on actual experience and changes in future expectations.  In the first quarter of fiscal 2006, the Company expanded its standard limited warranty programs to provide certain financial assistance for surgical procedures within ten years of implantation (increased from five years) and in the third quarter of fiscal 2006 expanded the program coverage to include silicone gel-filled breast implant sale implanted in certain European and other international countries.  These changes to our warranty programs were not retroactive, but applicable to implants subsequent to the effective date of the enhanced programs.  Information on changes in the Company's accrued product warranty reserves are as follows:

	Nine Months Ended
	December 31,
(in thousands)	2005	2004
Beginning warranty reserves	$19,245	$17,783
Costs of warranty claims	(3,026)	(3,037)
Accruals for product warranties	4,888	4,097
Adjustments made to accruals related to pre- existing warranties	-	-
Ending warranty reserves	$21,107	$18,843

•             While you are not required to present a separate tabular reconciliation of the changes in your aggregate product liability claims for each reporting period, if you do then you should provide that information separately from your product warranty disclosures.

We acknowledge the Staff's comment and if we decide it is appropriate to present a separate tabular reconciliation of the changes in our aggregate product liability claims for each reporting period, we will provide that information separately from our product warranty disclosure.

Securities and Exchange Commission
February 17, 2006

•             Please tell us and disclose in future filings all of the information required in MD&A and your financial statements by paragraphs 9 and 10 of SFAS 5 and SAB Topic 5:Y with respect to your recorded and unrecorded product liabilities.  Please also see Release 33-8350 with respect to the disclosure of your critical accounting estimates for warranties and product liability claims.

Pursuant to the Staff's request, we have included in our recently filed Form 10-Q an expanded disclosure with respect to our recorded and unrecorded product liabilities and warranty claims.  In accordance with the terms of SAB Topic 5:Y, we do not discount our estimated product liability obligations as significant uncertainties exist as to their outcomes and they represent our current best estimate under FAS 5.  Note B - Summary of Significant Accounting Policies - Product Liability Reserves of the Notes to the Consolidated Financial Statements included in our Form 10-Q reads as follows:

"Product Liability Reserves

We have product liability reserves for product-related claims to the extent those claims may result in litigation expenses, settlements or judgments within our self-insured retention limits.  We have also established additional reserves, through our wholly-owned captive insurance company, for estimated liabilities for product-related claims based on actuarially determined estimated liabilities, taking also into account our excess insurance coverages.  The actuarial valuations are based on historical information and certain assumptions about future events.  Should actual product liability experience differ from the estimates and assumptions used to develop these reserves, subsequent changes in reserves will be recorded in selling, general and administrative expenses, and may affect our operating results in future periods."

Management, Discussion and Analysis - Application of Critical Accounting Policies in our Form 10-Q includes the following disclosure:

"Warranty Reserves

We offer two types of warranties relating to our breast implants in the United States, Canada, and Puerto Rico: a standard limited warranty which is offered at no additional charge and an enhanced limited warranty at an additional charge of $100 in the U.S. and ($100 CAD in Canada), and which provide limited financial assistance in the event of a deflation or rupture.  Our standard limited warranty is also offered in certain European and other international countries for silicone gel-filled breast implants.  We provide an accrual for the estimated cost of breast implant warranties at the time revenue is recognized.  The estimated cost of the standard limited warranty is recorded as an expense at the time of sale, whereas the estimated cost of the enhanced limited warranty is deferred and recognized over the term of the enhanced limited warranty.  Such accruals are based on estimates, which are based on relevant factors such as unit sales, historical experience, the warranty period, estimated costs, and, to a limited extent, information developed by our insurance company using actuarial techniques.  These accruals are analyzed periodically for adequacy.  While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, the warranty obligation is affected by reported rates of warranty claims and levels of financial assistance specified in the warranties.  Should actual patient claim rates reported differ from our estimates, adjustments to the estimated warranty liability may be required.  These adjustments would be included in selling, general and administrative expenses.

Securities and Exchange Commission
February 17, 2006

Product Liability Reserves

We have product liability reserves for product-related claims to the extent those claims may result in litigation expenses, settlements or judgments within our self-insured retention limits.  We have also established additional reserves, through our wholly-owned captive insurance company, for estimated liabilities for product-related claims based on actuarially determined estimated liabilities, taking also into account our excess insurance coverage.  The actuarial valuations are based on historical information and certain assumptions about future events.  Should actual product liability experience differ from the estimates and assumptions used to develop these reserves, subsequent changes in reserves will be recorded in selling, general and administrative expenses, and may affect our operating results in future periods."

•             Please tell us why you classify warranty and product liability claims in selling, general and administrative expenses.

We classify our product liability and standard limited warranty expense within the combined selling, general and administrative caption on our income statement.  However, the expense associated with our enhanced limited warranty program, which is sold separately, is charged to cost of goods sold as discussed above.  We have classified our product liability and standard limited warranty expenses in SG&A for several reasons, including consistent application of this classification, which include the following:

(i) Our standard limited warranty program is considered a marketing expense as it arose as a customer service need to meet competition.  It is highly correlated to unit sales, but the warranty is primarily to provide financial assistance to the patient for specific amounts (typically up to $1,200) to assist the patient in covering out-of-pocket expenses related to replacement surgical procedures rather than to replace or repair the actual product.

(ii) We have historically viewed product quality and compliance as an organizational philosophy which is driven from the top, which means it resides with the Chief Executive Officer and his direct team, primarily general and administrative in nature.

(iii) We see product quality and product liability as extension of risk management, an area we see as part of the risk tolerance nature and culture of the organization, again this is viewed as an executive function that falls within general and administrative expenses.

(iv) These expenses can be substituted and mitigated via risk management mechanisms such as product liability insurance which we would also consider to be general and administrative expenses.

•             We note from the disclosure on page 12 of your September 30, 2005 Form 10-Q, that you expanded your "limited warranty programs to provide certain financial assistance for surgical procedures within ten years of implantation (increased from five years) and expanded the program coverage to include breast implant sales in European and certain other countries, in addition to the United States."  Please tell us the nature of this program and the costs related to surgical procedures.  Please also tell us how you measure and account for this obligation and why.  Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

Our standard limited warranty program provides coverage for breast implant deflations and ruptures at no additional charge to the patient. Coverage was initially for a period of five years and only applied to saline breast implants sold in the United States.  However, during fiscal 2006 coverage was extended to ten years and also expanded to cover silicone gel-filled implants (but not saline implants) sold in certain European and other international countries.  The extended and expanded standard limited warranty only applies to products sold subsequent to implementation of the new terms.  An accrual per unit sold is made to the warranty reserve at the time of sale based upon limited actuarial analysis utilizing historical unit sales, the estimated number of patients, historic claim rates, historic

Securities and Exchange Commission
February 17, 2006

timing of claims, product characteristics, the period of coverage, the maximum payment under the coverage, and other relevant data.  The coverage provides up to $1,200 payable to the patient to assist in the typical out of pocket costs associated with a product replacement surgery, such as operating room fees and anesthesia (the enhanced limited warranty provides up to $2,400 per patient claim).

We have estimated the additional accrual per unit sold required as a result of the extension of the coverage period from five to ten years based upon the factors set forth above.  The accrual per unit sold relating to expansion of the warranty program to cover silicone gel-filled implants sold in countries outside the United States is based in part upon many of the factors listed above and, to a limited extent, based upon clinical studies of our silicone gel-filled breast implants used to gain approval from regulatory agencies.

The accounting for our warranty programs under SFAS 5 and FASB technical Bulletin 90-1 are discussed above and in our response to the Staff's comment 2.

In response to the Staff's comments, Mentor Corporation acknowledges that:

•             it is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MENTOR CORPORATION /s/JOSHUA H. LEVINE Joshua H. Levine President and Chief Executive Officer